Exhibit 16

August 25, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated August 25, 2004 of Cleveland-Cliffs Inc and are in agreement with the statements contained in the first three paragraphs and in the fifth paragraph on page two therein, except for the third sentence of the first paragraph. We have no basis to agree or disagree with the third sentence of the first paragraph or other statements of the registrant contained therein.

To avoid any potential confusion that could arise from the manner in which the Company phrased the disclosure in the fourth paragraph of Item 4 on page two, we have been informed by the Company that it intended to convey that there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K, and we agree therewith.

/s/ Ernst & Young LLP